NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO SHANGHAI BOSTON HOUSTON LOS ANGELES HANOI HO CHI MINH CITY	FIRM and AFFILIATE OFFICES David N. Feldman DIRECT DIAL: +1 212 692 1036 PERSONAL FAX: +1 212 202 6094 E-MAIL: dnfeldman@duanemorris.com

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April 20, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

Assistant Director

Officer of Beverages, Apparel,

and Mining

Re:	GreenKissNY Inc. Amended Offering Statement on Form 1-A

Filed April 08, 2016
File No. 024-10541

Dear Mr. Reynolds:

On behalf of GreenKissNY Inc. (the “Company”), we hereby submit this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 18, 2016 regarding the above referenced offering statement of the Company filed with the Commission on Form 1-A, which was inadvertently titled “Amendment No. 2” (File No. 024-10541), on April 8, 2016 (the “Offering Statement”).

The Company is concurrently filing via EDGAR Amendment No. 1 to the Offering Statement (“Amendment No. 1”).

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in Amendment No. 1. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of Amendment No. 1.

General

1.	Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence.

RESPONSE: In response to the Staff’s comment, the non-public correspondence has been filed as exhibit 15.1 to Amendment No. 1 in accordance with Rule 252(d).

Dilution, page 13

2.	Please update your dilution table based on the most recent financial statements included in your filing.

RESPONSE: In response to the Staff’s comment, the Company has updated the dilution table based on the most recent financial statements included in the Offering Statement.

Financial Statements for the Year Ended December 31, 2015

Note 2. Summary of Significant accounting Policies, page F-7

Income Taxes, page F-8

3.	We note you have included policy disclosures related to your income taxes however you do not provide additional balance sheet and income statement disclosures regarding your income taxes as required by FASB ASC 740-10-50. For example, we note you have not provided disclosure of your deferred tax assets and liabilities, the total valuation allowance and movements in the valuation allowance in the period, net operating loss carryforwards or a reconciliation of your tax expense to the statutory tax rate. Please provide the relevant disclosures in ASC 740-10-50 in your next amendment or tell us why they do not apply to you.

Duane Morris llp
1540 BROADWAY NEW YORK, NY 10036-4086	PHONE: +1 212 692 1000 FAX: +1 212 692 1020

RESPONSE: In response to the Staff’s comment, the Company has provided the relevant disclosures in ASC 740-10-50 under Note 10 to the financial statements included in Amendment No. 1.

In connection with responding to the Commission’s comments, the Company acknowledges in Exhibit A that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (212) 692-1036 if you have any questions relating to Amendment No. 1 or this letter.

Very truly yours,

/s/ David N. Feldman, Esq.

David N. Feldman, Esq.

DNF:bjb

cc: Ann Anderson, Chief Executive Officer

GreenKissNY Inc.

75 South Broadway

White Plains, New York 10601

Telephone: (914) 304-4323

April 20, 2016

In connection with its response to the United States Securities and Exchange Commission’s comment letter, dated April 18, 2016, GreenKissNY Inc. acknowledges the following:

·	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·
·	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
GreenKissNY Inc.

By:	/s/ Ann Anderson
Ann Anderson
Chief Executive Officer